February 7, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Independence Holding Company

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 16, 2005

File No. 001-32244

Dear Mr. Rosenberg:

This letter is to confirm that we have received your comment letter dated January 24, 2006. We expect to file a response to that letter by February 10, 2006. If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Teresa A. Herbert

Senior Vice President

Chief Financial Officer